

March 27, 2014

<u>**Via E-Mail**</u>
Steven A. Seidman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

>   **Re: Jos. A. Bank Clothiers, Inc.
>   Amended Schedule TO-T filed March 20, 2014 by Java Corp. et. al.
>   SEC File No. 005-55471**

Dear Mr. Seidman:

We have reviewed your filing and have the following comments.

Offer to Purchase
Source and Amount of Funds, page 25

1.   Please provide the disclosure required by Item 1007(d) of Regulation M-A.

The Merger Agreement; Other Agreements – Term Sheet, page 41

2.   Please provide us your analysis of your compliance with Rule 14d-10(a)(2) as it relates to the term sheet entered into with Mr. Wildrick. On a related note, revise the section "Background of the Offer" to describe the negotiation of the Term Sheet.

Conditions of the Offer, page 43

3.   We note the qualifying language in the last paragraph in this section. All material terms of the offer must be included in the document delivered to security holders. Delete the paragraph and revise your disclosure to include any condition (or portion thereof) that was not included in this offer document. If you do include additional language, please confirm that you will deliver a supplement of the offer document to security holders or your analysis as to why you should not so deliver the supplement.

Please direct any questions to me at (202) 551-3619.

>   Sincerely,

>   /s/ Daniel F. Duchovny
>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers and Acquisitions